Mail Stop 3561

August 17, 2006

Kevin Hanson, Chief Executive Officer
Brockton Capital Corp.
750 West Pender St.
Suite 604
Vancouver, BC A1 V6C 2T7

      Re: Brockton Capital Corp.
             Form 20-F for Fiscal Year Ended April 30, 2005
             Filed October 14, 2005
             File No. 0-49760

Dear Mr. Hanson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended April 30, 2005

Item 15. Controls and Procedures, page 29

1. We note your statement that a "control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and financial officers concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the discussion of the level of assurance of your disclosure

controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Auditor's Report, page 34

2. The scope paragraph of the auditor's report does not state, "We believe that our audit provides a reasonable basis for our opinion." Please revise to provide an audit report in accordance with AU Section 508.

Financial Statements, page 36

Note 4 – Rights, page 43

3. If there is no future economic benefit associated with an intangible asset, it may be considered impaired. Based on the fact the company has no revenues or profitable operating history, please tell us why you believe the rights recorded are not considered impaired as of April 30, 2005. Refer to SFAS 144.

Exhibits 12.1 and 12.2

4. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note certain differences between the language in paragraph 4(c) of your disclosure and the language that is required. Please revise your certifications accordingly.

As appropriate, please amend your filing and respond to these comments no later than September 7, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies